SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-25563


                           NOTIFICATION OF LATE FILING

|_| Form 10-K        |_| Form 11-K        |_| Form 20-F            |X| Form 10-Q
|_| Form N-SAR

                         For Period Ended: June 30, 2004

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

     For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                      Cedric Kushner Promotions, Inc.
Former name if applicable                    Zenascent, Inc.
Address of principal executive office        1414 Avenue of Americas, Suite 1402
City, state and zip code                     New York, NY 10019


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be
|X| filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information on a consolidated basis, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification

   James DiLorenzo                      (212)                    755-1944
      (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes | | No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon current information, which has not been finalized as yet, we believe that revenues for the six months ended June 30, 2004 would increase by approximately 10% over revenues from the same period in the prior year. However, as a result of increased operating costs and expenses, we expect the loss from operations for the six months ended June 30, 2004 would increase by approximately 25% over the same period in the prior year. Similarly, we believe other expenses for the six months ended June 30, 2004 would increase by approximately 225% over the same period in the prior year. As a result, we expect the Company's net loss for the six months ended June 30, 2004 would double the net loss incurred for the same period in the prior year.

                         Cedric Kushner Promotions, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2004                            By: /s/James DiLorenzo
                                                     -------------------
                                                     James DiLorenzo,
                                                     Executive Vice President